Filer: C. R. Bard, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-12 under the Exchange Act of 1934

Subject Company: C.R. Bard, Inc.

Commission File No. 1-6926

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in the information, because it contains important information. The proxy statement/prospectus has been filed with the Securities and Exchange Commission by Tyco International Ltd. and C. R. Bard, Inc. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Tyco and C. R. Bard, Inc. at the Commission's web site at www.sec.gov . The proxy statement/prospectus and such other documents may also be obtained from Tyco or from C. R. Bard, Inc. by directing such request to Tyco International Ltd., The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, tel: (441) 292-8674; or to C. R. Bard, Inc., Attention: Corporate Secretary, 730 Central Avenue, Murray Hill, NJ, 07974, tel: (908) 277-8000.

C. R. Bard and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of C. R. Bard, Inc.'s stockholders to adopt the agreement providing for Tyco's acquisition of Bard. The participants in this solicitation may include the directors and executive officers of Bard, who may have an interest in the transaction, including as a result of holding stock or options of Bard. A detailed list of the names and interests of Bard's directors and executive officers is contained in Bard's Proxy Statement for its Annual Meeting, held on April 18, 2001, and in the proxy statement/prospectus which may be obtained without charge at the Commission's web site at www.sec.gov.

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this document include statements addressing the following subjects: expected date of closing the acquisition; future financial and operating results; and the timing and benefits of the acquisition.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for Tyco's acquisition of C. R. Bard, Inc.; failure of the C. R. Bard, Inc. shareholders to approve the agreement providing for Tyco's acquisition of Bard; the risk that the businesses of Tyco and Bard will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting Tyco's and Bard's businesses generally.

Detailed information about factors pertinent to the business of each of Tyco and Bard that could cause actual results to differ is set forth in Tyco's and Bard's filings with the Securities and Exchange Commission, including Tyco's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 and Bard's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and their most recent quarterly reports on Form 10-Q. Tyco and Bard are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

* * * * * * * * * * * * * * *

The following report was sent to Bard shareholders on August 1, 2001:

Report to Shareholders

for the Six Months

Ended June 30, 2001

C. R. Bard, Inc.

Health Care Products

730 Central Avenue

Murray Hill, New Jersey

07974

Dividend Enclosed

Consolidated Statements of Income

C. R. Bard, Inc. and Subsidiaries
(Unaudited - In thousands except per share amounts)
	Quarter Ended June 30,		Six Months Ended June 30,
	2001	2000	2001	2000

Net sales	$ 295,900	$ 274,600	$ 580,700	$ 543,100

Costs and expenses:
Cost of goods sold	138,200	124,500	270,700	244,800
Marketing, selling and administrative	93,700	88,400	181,100	173,900
Research and development expense	13,600	14,100	27,200	27,700
Interest expense	3,700	5,200	7,700	10,500
Gain from dispositions of cardiology businesses	0	0	0	(15,400)
Other (income) expense, net (1)	(3,300)	(6,000)	(3,400)	7,700
Total costs and expenses	245,900	226,200	483,300	449,200

Income before taxes	50,000	48,400	97,400	93,900
Income tax provision	15,000	15,300	29,200	29,300

Net income	$ 35,000	$ 33,100	$ 68,200	$ 64,600

Basic earnings per share	$ 0.69	$ 0.66	$ 1.34	$ 1.28

Diluted earnings per share	$ 0.68	$ 0.65	$ 1.33	$ 1.27

Average common shares outstanding - basic	50,742	50,521	50,747	50,580

Average common shares outstanding - diluted	51,411	50,994	51,339	51,043

(1) In addition to interest income and foreign exchange, other (income) expense, net for the second quarter of 2000 includes a legal settlement and a gain from asset dispositions amounting to $5,000 ($.06 diluted per share after tax).

Condensed Consolidated Statements of Cash Flows

C. R. Bard, Inc. and Subsidiaries
(Unaudited - In thousands of dollars)

	Six Months Ended June 30,
	2001	2000

Cash flows from operating activities:
Net income	$ 68,200	$ 64,600
Noncash items and other	18,600	11,000
	86,800	75,600

Cash flows from investing activities:
Capital expenditures	(15,200)	(8,400)
Other long-term investments, net	(14,300)	(33,000)
	(29,500)	(41,400)

Cash flows from financing activities:
Purchase of common stock	(17,500)	(17,800)
Dividends paid	(21,400)	(20,300)
Other financing activities	9,300	(29,000)
	(29,600)	(67,100)

Cash and cash equivalents:
Increase (decrease) during the period	27,700	(32,900)
Balance at January 1,	114,100	92,700
Balance at June 30,	$ 141,800	$ 59,800

Product Group Summary of Net Sales

C. R. Bard, Inc. and Subsidiaries
(Unaudited - In thousands of dollars)

	Quarter Ended June 30,				Six Months Ended June 30,
			Actual	Constant			Actual	Constant
	2001	2000	Change	Currency	2001	2000	Change	Currency
Vascular	$61,900	$ 63,500	-3%	1%	$ 123,100	$ 122,000	1%	5%
Urology	99,400	88,600	12%	13%	191,300	177,700	8%	9%
Oncology	68,300	60,900	12%	13%	133,400	121,800	10%	11%
Surgery	50,800	46,200	10%	10%	102,200	90,400	13%	14%
Other	15,500	15,400	1%	1%	30,700	31,200	-2%	-1%
Total net sales	$295,900	$274,600	8%	9%	$ 580,700	$ 543,100	7%	9%

Condensed Consolidated Balance Sheets

C. R. Bard, Inc. and Subsidiaries
(Unaudited - In thousands of dollars)

	June 30, 2001	December 31, 2000

Assets
Cash and short-term investments	$ 149,800	$ 119,700
Accounts receivable, net	184,400	195,800
Inventories	197,200	193,500
Other current assets	18,000	17,600
Total current assets	549,400	526,600

Property, plant and equipment, net	156,300	155,500

Intangible assets, net of amortization	352,700	356,200

Other assets	55,000	50,900

Total assets	$ 1,113,400	$ 1,089,200

Liabilities and shareholders' investment
Short-term debt	$ 800	$ 800
Accounts payable	45,400	56,000
Accrued liabilities	165,500	167,700
Total current liabilities	211,700	224,500

Long-term debt	198,700	204,300
Other long-term liabilities	48,500	46,500

Shareholders' investment	654,500	613,900

Total liabilities and shareholders' investment	$ 1,113,400	$ 1,089,200

To Our Shareholders:

Bard reported net sales of $295.9 million for the quarter ended June 30, 2001, up 8 percent over net sales of $274.6 million for the same period in the prior year. Adjusting for the 1 percent negative effect of currency translation, second quarter net sales would have increased by 9 percent. Net income for the second quarter was $35.0 million and diluted earnings per share was 68 cents. In the prior-year period, Bard reported net income of $33.1 million and diluted earnings per share of 65 cents, which included a legal settlement and a gain from asset dispositions amounting to $5.0 million or 6 cents diluted earnings per share after tax.

Bard's second quarter sales growth of 9 percent, on a constant currency basis, is indicative of the fundamental strength of the company's product lines. We are pleased by our performance and excited about the future growth opportunities the Tyco merger will bring to Bard's franchises.

For the second quarter, net sales in the U.S. were $215.2 million, up 10 percent over the prior-year period, and net sales outside the U.S. were $80.7 million, up 3 percent over the prior-year period. Adjusting for the negative currency translation effect, net sales growth outside the U.S. would have increased by 8 percent over the prior-year period.

Dividend Declared

At its July 11th meeting, the Board of Directors declared a regular quarterly dividend of 21 cents per share on the company's common stock. The current indicated annual dividend rate is 84 cents per share. The dividend, enclosed with this report, is payable on August 3, 2001, to shareholders of record on July 23, 2001.

Recent Developments

On May 30, 2001, Bard and Tyco International Ltd. announced that they had entered into a definitive agreement which provides for the merger of Bard with a Tyco subsidiary, as a result of which Bard will become an indirect Tyco subsidiary and holders of Bard common stock will become Tyco shareholders. In the merger, which we currently expect to complete in the fourth quarter of this year, Bard shareholders will receive Tyco common shares for each share of Bard common stock they own based upon an exchange ratio which is designed to give Bard shareholders Tyco common shares with a value of $60.00 for each of their shares of Bard common stock. In no event, however, will Bard shareholders receive more than 1.2 Tyco common shares for each of their shares of Bard common stock. The transaction is expected to be tax-free for holders of Bard common stock. The merger is contingent upon customary regulatory review and approval by Bard shareholders. Please refer to the proxy statement/prospectus relating to the transaction, which provides a detailed description of the proposed merger including the consideration to be received by Bard shareholders and the effects of the transaction on Bard. The proxy statement/prospectus was mailed to shareholders of record as of July 5, 2001 and is available at the SEC's website at www.sec.gov.

Outlook

The merger will give Bard shareholders the opportunity to participate in a substantially larger and more diversified public company. In addition, the combination of the businesses of Bard and Tyco Healthcare will provide greater opportunity for the development and distribution of Bard's products. Bard's management and Board of Directors look forward to the new strengths and opportunities that the combination with Tyco Healthcare presents to Bard, its shareholders and employees.

William H. Longfield

Chairman and Chief Executive Officer

July 23, 2001

Investor Information

C. R. Bard, Inc.

NYSE Ticker Symbol BCR

Closing Price, June 29, 2001 56.95

Trading Price Range

Second Quarter 2001 H 57.25

L 41.60

Latest 12 Months H 57.25

L 40.19

Dividends

Current Payment $ .21

Indicated Annual Rate $ .84

Registrar and Transfer Agent

EquiServe

First Chicago Trust Division

Stockholder Relations Department

P.O. Box 2500

Jersey City, NJ 07303-2500

(800) 446-2617

Internet: www.equiserve.com

DirectSERVICE Program

for Shareholders of C. R. Bard, Inc.

c/o EquiServe

First Chicago Trust Division

P.O. Box 2598

Jersey City, NJ 07303-2598

Existing shareholders: (800) 446-2617

Non-shareholders inquiring

about the program: (800) 828-1639

Be sure to include a reference to C. R. Bard, Inc

This report contains forward-looking statements, the accuracy of which is necessarily subject to risks and uncertainties. Please refer to Bard's 2001 first quarter Form 10-Q for a statement with regard to forward-looking statements, including disclosure of the factors that could cause actual results to differ materially from those expressed or implied.

This report is printed on recycled paper.